Exhibit (a)(1)(H)

          SCHUFF ACQUISITION CORP. ANNOUNCES
AN INCREASE IN THE OFFER PRICE FOR SHARES OF SCHUFF INTERNATIONAL, INC.

PHOENIX, Ariz., May 13, 2004 – Schuff Acquisition Corp., an Arizona corporation to be wholly owned by David A. Schuff, Chairman of the Board, and Scott A. Schuff, President and Chief Executive Officer of Schuff International, Inc., and their affiliates today announced that it has revised its tender offer to purchase all of the outstanding common stock of Schuff International, Inc. not already owned by David A. Schuff, Scott A. Schuff, and their affiliates by increasing the tender offer price from $2.17 per share to $2.30 per share, subject to the same terms and conditions set forth in its original Offer to Purchase dated April 30, 2004, as amended or supplemented, and the related Letter of Transmittal, as amended or supplemented, for the tender offer. The increase in the tender offer price followed discussions between the Schuff family and the special committee of independent directors of Schuff International appointed to review and evaluate the tender offer. The revised tender offer, at $2.30 per share, represents an approximate 6% increase over the original $2.17 per share tender offer price. The $2.30 per share price also represents an approximate 18% premium over the closing price of Schuff International’s common stock on AMEX on Tuesday, April 27, 2004, the last trading day prior to the initial announcement of the tender offer, and approximate premiums of 20%, 21%, and 18% over the shares’ average closing price for the 90, 60 and 30 trading days ending on April 27, 2004, respectively.

If the tender offer is consummated in accordance with the terms and conditions set forth in the Offer to Purchase, as amended or supplemented, and the related Letter of Transmittal for the tender offer, Schuff International stockholders who have already validly tendered their shares will receive the benefit of the $2.30 per share price and need not take any further action in order to do so.

Schuff Acquisition Corp. intends to supplement its Offer to Purchase and amend its tender offer statement on file with the Securities and Exchange Commission as soon as practicable to reflect the increased price and other relevant changes.

Each security holder of Schuff International should read the tender offer statement filed with the Securities and Exchange Commission by Schuff Acquisition Corp., David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership, and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Schuff International, Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission’s web site at http://www.sec.gov.